EXHIBIT I



TEEKAY LNG PARTNERS L.P.
Bayside House, Bayside Executive Park, West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas

EARNINGS RELEASE

TEEKAY LNG REPORTS FOURTH QUARTER AND ANNUAL RESULTS
AND PROVIDES 2007 GUIDANCE

<u>**Highlights**</u>

- Declared a cash distribution of $16.5 million, or $0.4625 per unit, for the fourth quarter
- Generated $17.6 million in distributable cash flow, up 12% from $15.7 million in the fourth quarter of 2005
- Quarterly cash distributions estimated to increase by 15% to $0.53 per unit commencing in the second quarter of 2007
- Announced accretive acquisition of four LPG carriers and associated long-term, fixed-rate contracts
- Second RasGas II LNG carrier commenced 20-year fixed-rate time charter in January 2007

Nassau, The Bahamas, February 21, 2007 - Teekay LNG Partners L.P. (*Teekay LNG* or *the Partnership*) (NYSE: TGP) today reported a net loss of $7.4 million for the quarter ended December 31, 2006, compared to net income of $12.7 million for the quarter ended December 31, 2005. The results for the fourth quarters of 2006 and 2005 included a foreign currency translation loss of $15.1 million and a gain of $5.2 million, respectively, relating to long-term debt denominated in Euros.

During the three months ended December 31, 2006, the Partnership generated $17.6 million of distributable cash flow[1], compared to $18.6 million for the third quarter of 2006, and $15.7 million for the fourth quarter of 2005. On February 1, 2007, Teekay GP L.L.C., (*Teekay G.P.*) the general partner of Teekay LNG, declared a cash distribution of $0.4625 per unit for the fourth quarter of 2006, representing a total cash distribution of $16.5 million. The cash distribution was paid on February 14, 2007 to all unitholders of record on February 9, 2007.

Net loss for the year ended December 31, 2006 was $9.6 million, compared to net income of $79.5 million in the previous year. The results for the year ended December 31, 2006 included a foreign currency translation loss of $39.5 million relating to long-term debt denominated in Euros. The results for the year ended December 31, 2005 included a foreign currency translation gain of $81.8 million relating to the Euro-denominated debt and $15.3 million in losses relating to the write-down of capitalized loan costs due to the prepayment of debt and the termination of interest rate swaps prior to the Partnership's initial public offering in May 2005.

The Partnership's Euro-denominated revenues currently approximate its Euro-denominated expenses and debt service costs. As a result, the Partnership currently is not exposed materially to foreign currency fluctuations. However, for accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership's cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency exchange gains or losses in the income statement, as reflected in the foreign currency translation losses and gains discussed above for the three months and years ended December 31, 2006 and 2005, respectively.

(1) Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see *Appendix A* for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

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2007 Guidance

The Partnership is updating its 2007 distribution guidance to reflect the delivery of the RasGas II vessels earlier than previously anticipated, and the acquisition of the Dania Spirit in January 2007. Teekay LNG now anticipates raising its quarterly cash distribution by 15% to $0.53 per unit ($2.12 per unit on an annualized basis), commencing with the distribution relating to the second quarter of 2007.

Estimates of potential increases in cash distributions to unitholders for 2007 discussed in this press release are based on current estimates of the Partnership's operating results and capital requirements. Any increases will be subject to, among other things, actual operating results and capital requirements and will require the approval of Teekay GP L.L.C., the Partnership's general partner.

Operating Results

The following table highlights certain financial information for Teekay LNG's two main segments for the three months ended December 31, 2006 and 2005: the Liquefied Gas segment and the Suezmax segment (Please read the "Teekay LNG Partners' Fleet" section of this release below and *Appendix B* for further details):

	Three Months Ended December 31, 2006 (unaudited)			Three Months Ended December 31, 2005 (unaudited)		
(in thousands of U.S. dollars)	Liquefied Gas Segment	Suezmax Segment	Total	Liquefied Gas Segment	Suezmax Segment	Total
Net voyage revenues	27,907	21,055	48,962	24,099	15,908	40,007
Vessel operating expenses	4,949	5,591	10,540	3,868	3,663	7,531
Depreciation & amortization	8,720	4,875	13,595	7,794	4,167	11,961
Cash flow from vessel operations*	20,887	13,281	34,168	18,875	10,580	29,455

> * Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and vessel write-downs/(gain) loss on sale of vessels. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership's Web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Liquefied Gas Segment

Cash flow from vessel operations from the Partnership's Liquefied Gas carriers increased to $20.9 million for the fourth quarter of 2006, compared to $18.9 million for the fourth quarter of 2005, primarily due to the delivery of the first RasGas II carrier which commenced its fixed-rate charter in mid-November 2006.

Suezmax Segment

Cash flow from vessel operations from the Partnership's Suezmax tankers increased to $13.3 million for the fourth quarter of 2006, compared to $10.6 million for the fourth quarter of 2005, primarily due to the acquisition of three Suezmax tankers in November 2005.

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<u>**Future LNG/LPG Projects Secured**</u>

Below is a summary of LNG and LPG newbuildings which the Partnership has agreed to acquire:

RasGas II

On October 31, 2006, the Partnership acquired Teekay Shipping Corporation's (*Teekay*) 70% interest in Teekay Nakilat Corporation (*Teekay Nakilat*), which owns three 151,700 cubic meter LNG newbuilding carriers that are subject to capital leases. The first two vessels delivered on October 31, 2006 and January 2, 2007, respectively, and the third newbuilding is scheduled to deliver in late February of 2007. The vessels will provide transportation services under 20-year, fixed-rate time charters, with inflation adjustments, to Ras Laffan Liquefied Natural Gas Co. Limited (II) (*RasGas II*), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. Qatar Gas Transport Company Ltd. (Nakilat) (*QGTC*) owns the remaining 30% interest in Teekay Nakilat.

RasGas 3

The Partnership has agreed to acquire Teekay's 40% interest in four 217,000 cubic meter LNG newbuilding carriers scheduled to deliver during the second quarter of 2008. Upon their deliveries, the vessels will provide transportation services to Ras Laffan Liquefied Natural Gas Co. Limited (3) (*RasGas 3*), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum, at fixed rates, with inflation adjustments, for a period of 25 years, with options exercisable by RasGas 3 to extend up to a total of 35 years. QGTC will own the remaining 60% interest.

Skaugen / Dania Spirit LPG Carriers

On December 6, 2006, the Partnership announced it had agreed to acquire four liquefied petroleum gas (*LPG*) carriers for a total cost of $106 million. All four vessels are subject to long-term fixed-rate time-charters, which are expected to generate approximately $11.6 million per annum in cash flow from vessel operations once all the vessels have been delivered.

Three of the LPG carriers are currently under construction and will be purchased from IM Skaugen ASA Group (*Skaugen*) upon their delivery from the shipyard in early 2008 and mid-2009. Upon their delivery, the vessels will commence service under 15-year fixed-rate time-charters to Skaugen.

The fourth vessel, the 2000-built LPG carrier Dania Spirit, was acquired by the Partnership from Teekay in January 2007. This vessel is currently on a fixed-rate time-charter to Statoil ASA with a remaining contract term of approximately nine years.

Tangguh

The Partnership has agreed to acquire Teekay's 70% interest in two 155,000 cubic meter LNG newbuilding carriers scheduled to deliver during late 2008 and early 2009. Upon their deliveries, the vessels will provide transportation services to The Tangguh Production Sharing Contractors, a consortium led by a subsidiary of BP plc, to service the Tangguh LNG project in Indonesia at fixed rates, with inflation adjustments, for a period of 20 years. An Indonesian joint venture partner will own the remaining 30% interest.

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Teekay LNG Partners' Fleet

The following table summarizes Teekay LNG's fleet as of December 31, 2006:

	Number of Vessels		
	Delivered Vessels	Committed Vessels	Total
LNG Fleet	5	8 [1]	13
LPG Fleet	-	4 [2]	4
Suezmax Fleet	8	-	8
Total	**13**	**12**	**25**

[1] Represents the 70% interest in two LNG newbuilding carriers relating to the RasGas II LNG project, the 40% interest in four LNG newbuilding carriers relating to the RasGas 3 LNG project, and the 70% interest in two LNG newbuilding carriers relating to the Tangguh LNG project, as described above.

[2] Represents the *Dania Spirit* (acquired on January 1, 2007) and the three Skaugen LPG carriers currently under construction, as described above.

Liquidity

As of December 31, 2006, the Partnership had total liquidity of $444.5 million, comprising $28.9 million in cash and cash equivalents and $415.6 million in undrawn medium-term revolving credit facilities.

About Teekay LNG Partners L.P.

Teekay LNG Partners L.P. is a publicly-traded master limited partnership formed by Teekay Shipping Corporation (NYSE: TK) as part of its strategy to expand its operations in the liquefied natural gas (*LNG*), and liquefied petroleum gas (LPG) shipping sectors. Teekay LNG Partners L.P. provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate time charter contracts with major energy and utility companies through its fleet of 13 LNG carriers, four LPG carriers and eight Suezmax class crude oil tankers. As of January 1, 2007, eight of the thirteen LNG carriers and three of the four LPG carriers are newbuildings scheduled for delivery between early-2007 and mid-2009.

Teekay LNG Partners' common units trade on the New York Stock Exchange under the symbol "TGP".

Earnings Conference Call

The Partnership plans to host a conference call at 11:00 a.m. EST on Friday, February 23, 2007, to discuss the Partnership's results and the outlook for its business activities. All unitholders and interested parties are invited to listen to the live conference call and view the Partnership's earnings presentation through the Partnership's Web site at www.teekaylng.com. The Partnership plans to make available a recording of the conference call until midnight March 2, 2007 by dialing (706) 645-9291 or (800) 642-1687, access code 7234390 or via the Partnership's Web site until March 26, 2007.

For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 609-6442

For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-6433

Web site: www.teekaylng.com

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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS) [1]
(in thousands of U.S. dollars, except unit data)

	Three Months Ended			Years Ended	
	December 31, 2006 (unaudited)	September 30, 2006 (unaudited)	December 31, 2005 (unaudited)	December 31, 2006 (unaudited)	December 31, 2005 (unaudited)
VOYAGE REVENUES	49,402	46,696	40,206	182,773	145,459
OPERATING EXPENSES					
Voyage expenses	440	663	199	2,030	658
Vessel operating expenses	10,540	9,532	7,531	38,800	28,805
Depreciation and amortization	13,595	12,972	11,961	51,969	43,171
General and administrative	4,254	2,864	3,021	13,211	9,957
Gain on sale of vessels and equipment	-	-	-	-	(186)
	28,829	26,031	22,712	106,010	82,405
Income from vessel operations	20,573	20,665	17,494	76,763	63,054
OTHER ITEMS					
Interest expense	(24,196)	(22,282)	(15,048)	(86,483)	(73,302)
Interest income	10,664	9,881	5,443	37,425	23,182
Income tax recovery (expense)	9	180	(349)	567	262
Foreign exchange gain (loss)	(15,137)	3,752	5,184	(39,538)	81,819
Loss from settlement of interest rate swaps	-	-	-	-	(7,820)
Write-off of capitalized loan costs	-	-	-	-	(7,462)
Other - net	669	389	-	1,675	(186)
	(27,991)	(8,080)	(4,770)	(86,354)	16,493
Net income (loss)	(7,418)	12,585	12,724	(9,591)	79,547
Limited partners' units outstanding:					
Weighted-average number of common units outstanding - Basic and diluted [2]	20,240,036	20,238,072	17,548,942	20,238,567	13,679,849
Weighted-average number of subordinated units outstanding - Basic and diluted [2]	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572
Weighted-average number of total units outstanding - Basic and diluted	34,974,608	34,972,644	32,283,514	34,973,139	28,414,421

(1) Teekay LNG was formed to own and operate the LNG and Suezmax crude oil marine transportation businesses conducted by Teekay Luxembourg S.a.r.l. (*Luxco*) and its subsidiaries. Financial results for periods prior to May 10, 2005 (the date of Teekay LNG's initial public offering) are attributable primarily to Luxco, which owns all of the outstanding shares of Teekay Shipping Spain S.L. In May 2005, Teekay contributed all of the issued and outstanding shares and notes receivable of Luxco to the Partnership in connection with its initial public offering in May 2005.

(2) For periods prior to May 10, 2005, amounts presented represent the number of units Teekay received in exchange for the net assets it contributed to the Partnership in connection with its initial public offering.

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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at December 31, 2006 [1] (unaudited)	As at December 31, 2005 (unaudited)
ASSETS		
Cash and cash equivalents	28,871	34,469
Restricted cash - current	55,009	139,525
Other current assets	15,937	6,949
Restricted cash - long-term	615,749	158,798
Vessels and equipment	1,316,836	1,185,511
Advances on newbuilding contracts	84,184	316,875
Other assets	215,484	20,215
Intangible assets	160,064	169,194
Goodwill	39,279	39,279
Total Assets	2,531,413	2,070,815
LIABILITIES AND PARTNERS' EQUITY		
Accounts payable and accrued liabilities	25,376	19,837
Current portion of long-term debt and capital leases	181,197	145,749
Advances from affiliates	38,939	2,222
Long-term debt and capital leases	986,038	780,592
Long-term debt related to newbuilding vessels to be delivered	266,340	319,573
Other long-term liabilities	149,297	33,703
Minority interest [2]	165,729	-
Partners' equity	718,497	769,139
Total Liabilities and Partners' Equity	2,531,413	2,070,815

(1) With the Partnership's agreement, on November 1, 2006, to acquire Teekay Shipping Corporation's 70% and 40% interests in the Tangguh and RasGas 3 projects, respectively, the Partnership is required to consolidate Tangguh and equity account for its investment in RasGas 3 under U.S. generally accepted accounting principles.

(2) Includes 100% of the equity interest in the Tangguh project and the Partnership's 40% equity interest in the RasGas 3 project.

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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Years Ended December 31,	
	2006 (unaudited)	2005 (unaudited)
Cash and cash equivalents provided by (used for)		
OPERATING ACTIVITIES		
Net operating cash flow	71,165	65,718
FINANCING ACTIVITIES		
Proceeds from long-term debt	234,996	291,189
Capitalized loan costs	(7,130)	(628)
Scheduled repayments of long-term debt	(161,003)	(87,218)
Prepayments of long-term debt	(46,000)	(399,307)
(Increase) decrease in restricted cash	(321,189)	80,365
Net advances from affiliate	20,272	101,348
Net advances from joint venture partner	3,689	-
Net advances to equity accounted investees	(21,092)	-
Settlement of interest rate swaps	-	(143,295)
Proceeds from issuance of common units	(141)	259,289
Cash distributions paid	(64,237)	(20,090)
Net financing cash flow	(361,835)	81,653
INVESTING ACTIVITIES		
Purchase of Teekay Nakilat Holdings Corporation	(26,863)	-
Expenditures for vessels and equipment	(1,037)	(222,582)
Proceeds from sale of vessels and equipment	312,972	133,270
Purchase of three Suezmax tankers from Teekay Shipping Corporation	-	(180,000)
Net investing cash flow	285,072	(269,312)
Decrease in cash and cash equivalents	(5,598)	(121,941)
Cash and cash equivalents, beginning of the period	34,469	156,410
Cash and cash equivalents, end of the period	28,871	34,469

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TEEKAY LNG PARTNERS L.P.
APPENDIX A - RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure - Distributable Cash Flow (*DCF*)

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash expenses, estimated maintenance capital expenditures, gains and losses on vessel sales, income taxes and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by the Partnership's capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership's ability to make quarterly cash distributions. Distributable cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership's performance required by accounting principles generally accepted in the United States. The table below reconciles distributable cash flow to net income.

	Three Months Ended December 31, 2006 (unaudited)
Net loss	(7,418)
Add:	
Foreign exchange loss	15,137
Depreciation and amortization	13,595
Non-cash expenses	1,774
Minority owners' share of DCF before estimated maintenance capital expenditures	506
Less:	
Estimated maintenance capital expenditures	5,268
Minority interest recovery	723
Income tax recovery	9
Distributable cash flow	17,594

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TEEKAY LNG PARTNERS L.P.
APPENDIX B - SUPPLEMENTAL INFORMATION
(in thousands of U.S. dollars)

| | Three Months Ended December 31, 2006 | | |
| | (unaudited) | | |
	Liquefied Gas Segment	Suezmax Segment	Total
Net voyage revenues [1]	27,907	21,055	48,962
Vessel operating expenses	4,949	5,591	10,540
Depreciation and amortization	8,720	4,875	13,595
General and administrative	2,071	2,183	4,254
Income from vessel operations	12,167	8,406	20,573

| | Three Months Ended December 31, 2005 | | |
| | (unaudited) | | |
	Liquefied Gas Segment	Suezmax Segment	Total
Net voyage revenues [1]	24,099	15,908	40,007
Vessel operating expenses	3,868	3,663	7,531
Depreciation and amortization	7,794	4,167	11,961
General and administrative	1,356	1,665	3,021
Income from vessel operations	11,081	6,413	17,494

(1) Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership's Web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements regarding: the Partnership's estimated financial results for 2007 and corresponding potential increases in cash distributions to unitholders; the Partnership's future growth prospects; the timing of the commencement of the RasGas II, RasGas 3, and Tangguh LNG projects; the timing of LNG and LPG newbuilding deliveries; and the Partnership's exposure to foreign currency fluctuations, particularly in Euros. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure of Teekay GP L.L.C. to authorize increased cash distributions to unitholders; the unit price of equity offerings to finance acquisitions, changes in production of LNG or LPG, either generally or in particular regions; less than anticipated revenues or higher than anticipated costs or capital requirements; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts and inability of the Partnership to renew or replace long-term contracts; LNG and LPG project delays, shipyard production delays; the Partnership's ability to raise financing to purchase additional vessels or to pursue LNG or LPG projects; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; and other factors discussed in Teekay LNG's filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2005. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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